Exhibit 4

June 26, 2025 File No: 43512

To: Perion Network Ltd. Leonardo Da Vinci 2 Tel Aviv

Messrs. Eyal Kaplan (Chairman); Tal Jacobson; Michal Drayman; Amir Guy; Joy Marcus; Rami Schwartz; Michael Vorhaus; Members of the Board of Directors of Perion Networks Ltd.
Leonardo Da Vinci 2
Tel Aviv

Via Electronic Mail

Dear Sirs / Madam,

Re: A Demand to Convene a Shareholders’ Meeting -
Perion Network Ltd. (the “Company”)

On behalf of our clients, Phoenix Insurance Company Ltd., and Value Base Fund Limited Partnership and who hold 5.71% and 5.77%, respectively, of the Company’s share capital and voting rights (and collectively 11.48% of the Company’s share capital and voting rights), we hereby address you as follows:

1.
This letter constitutes a request to convene an extraordinary meeting of the Company’s shareholders, pursuant to Section 63(b)(2) of the Companies Law, 5759-1999, Regulation 7A of the Companies Regulations (Reliefs for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000, and Article 27 of the Company’s Articles of Association.

2.	The agenda for the meeting shall include the following items:

A.	Amending the Company’s Articles of Association to include a new article that will state:

i.	The general meeting of the Company’s shareholders shall have the authority – by a simple majority – to cancel a rights plan adopted by the Board of Directors; and

ii.
Any rights plan or similar plan to be adopted in the future by the Company’s Board of Directors shall only become effective subject to approval of the general meeting of the Company’s shareholders by a simple majority.

B.	Subject to the approval of item A on the agenda, cancellation of the Company’s rights plan dated April 3, 2025.

3.
Accordingly, the Company must convene a shareholders’ meeting immediately and without delay (and for the avoidance of doubt – without an additional 21-day waiting period, which the Company has already exhausted by various maneuvers).

4.
It is clarified that except for the request to convene a general meeting as stated, there is no agreement between our clients regarding any cooperation, joint ventures, commitment to vote together, or any other agreement of any kind concerning the Company’s shares.

5.
Needless to say, we note that our clients view the conduct of the Company’s Board of Directors with great severity, and nothing in this letter, or the absence thereof, shall derogate from or prejudice our clients’ rights.

6.
This includes, but is not limited to, our clients’ claims regarding the adoption of a rights plan by the Company while disregarding the severe damages that would be caused to the Company’s shareholders as a result of the delisting of the Company’s shares from trading on the Tel Aviv Stock Exchange, if and to the extent the plan is activated; claims regarding a severe breach of the Company’s reporting obligations in connection therewith; and claims regarding corporate actions taken by the Company following the approval of its preliminary approach to the Israeli Securities Authority in June 2024, while in serious violation of the law.

Sincerely,
/s/ Efrat Tzur Efrat Tzur, Adv.	/s/ Dr. Haim Makhlouf Dr. Haim Makhlouf, Adv.

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